SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549




                           FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Period from January 1, 1993 to December 31, 1993

                   COMMISSION FILE NO. 1-4825



        WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - AWPPW


               __________________________________


                      WEYERHAEUSER COMPANY

                    A Washington Corporation



                    Tacoma, Washington 98477
                    Telephone:  206/924-2345

Financial Statements and Exhibits
- - - - - ---------------------------------
Item 4: Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

          Weyerhaeuser Company Hourly 401(k) Plan - AWPPW statements of financial condition as of December 31, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 31, 1993 together with report of Independent Public Accountants.


Exhibits: Consent of Independent Public Accountants


Signatures
- - - - - ----------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan - AWPPW have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   WEYERHAEUSER COMPANY
                                   HOURLY 401(K) PLAN - AWPPW




                                     BY: /s/ S. R. Hill by Paula Stewart
                                        ----------------------
                                        S. R. Hill
                                        Member
                                        Retirement Committee


     June 20, 1994
- - - - - --------------------
        Date

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - - - ---------------------------------------------------------------


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 17, 1994, on the financial statements of the Weyerhaeuser Company Hourly 401(k) Plan - AWPPW, included in the Weyerhaeuser Company Hourly 401(k) Plan - AWPPW annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement File No. 33-24385 on Form S-8.





                                   ARTHUR ANDERSEN & CO.

Seattle, Washington,
June 20, 1994

                      WEYERHAEUSER COMPANY


                       HOURLY 401(k) PLAN


                              AWPPW













             Statements of Financial Condition as of
                   December 31, 1993 and 1992
             and the Related Statement of Changes in
    Participants' Equity for the Year Ended December 31, 1993
                     Together with Report of
                 Independent Public Accountants

         WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - AWPPW

            Report of Independent Public Accountants





To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - AWPPW as of December 31, 1993 and 1992, and the related statement of changes in participants' equity for the year ended December 31, 1993. These financial statements are the responsibility of the sponsoring Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - AWPPW as of December 31, 1993 and 1992, and the changes in participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Arthur Andersen & Co.



Seattle, Washington,
June 17, 1994
- - - - - -1-

                      WEYERHAEUSER COMPANY
                   HOURLY 401(k) PLAN - AWPPW

    Statements of Financial Condition, with Fund Information
                   December 31, 1993 and 1992


                                                               Fund Information
                                                  ---------------------------------------
                                                                     December 31, 1993
                                                  -----------------------------------------------------
                                                  Weyerhaeuser
                                                     Company       Fixed
                                                     Common        Income        Equity
                                                   Stock Fund       Fund          Fund         Total
                                                  -----------      ------       --------     ---------
ASSETS

Investments:
  Weyerhaeuser Company common shares, at market
  (112,055 and 88,639 shares with a historic cost
  basis of $3,534,564 and $2,422,856 at respective
  dates)                                           $5,000,454  $         --   $       --   $  5,000,454
  Group annuity contracts, at contract value               --    14,782,006           --     14,782,006
  Equity fund, at market (historic cost basis of
  $5,870,186 and $3,964,368 at respective dates)           --            --     7,410,210     7,410,210
                                                  -----------  ------------   -----------  ------------
                                                    5,000,454    14,782,006     7,410,210    27,192,670


Receivables:
  Participants' contributions                              --        88,876        24,808       113,684
  Interfund transfers in                                   --       150,495            --       150,495
  Accrued interest                                         --        94,544            33        94,577
Short-term investments                                     58       704,434            --       704,492
                                                  -----------   -----------   -----------  ------------
                                                   $5,000,512   $15,820,355   $ 7,435,051  $ 28,255,918
                                                  ===========   ===========   ===========  ============
LIABILITIES AND PARTICIPANTS' EQUITY

Payables:
  Participant withdrawals                          $   26,126   $   113,257   $    18,161  $    157,544
  Investments purchased                                 4,072            --            --         4,072
  Interfund transfers out                              28,789            --       121,706       150,495
                                                  -----------   -----------   -----------  ------------
                                                       58,987       113,257       139,867       312,111

Participants' equity                                4,941,525    15,707,098     7,295,184    27,943,807
                                                  -----------  ------------   -----------  ------------
                                                  $ 5,000,512  $ 15,820,355   $ 7,435,051  $ 28,255,918
                                                  ===========  ============   ===========  ============




The accompanying notes are an integral part of these statements of financial condition.

- - - - - -2-





            Fund Information
- - - - - --------------------------------------------
                        December 31, 1992
- - - - - ----------------------------------------------------------
Weyerhaeuser
   Company            Fixed
   Common            Income         Equity
 Stock Fund           Fund           Fund         Total
- - - - - ------------        --------       ---------     --------






 $ 3,268,563      $         --  $         --   $   3,268,563
          --        12,203,004            --      12,203,004

                                   4,968,608       4,968,608
 -----------      ------------   -----------   -------------
   3,268,563        12,203,004     4,968,608      20,440,175



      47,088           102,874        48,175         198,137
          --                --        33,478          33,478
          --            83,656             7          83,663
      15,972           272,249            --         288,221
 -----------      ------------   -----------    ------------
 $ 3,331,623      $ 12,661,783   $ 5,050,268    $ 21,043,674
 ===========      ============   ===========    ============



 $    16,480      $     32,214   $    13,798    $     62,492
          --                --            --              --
       6,682            26,796            --          33,478
 -----------      ------------   -----------    ------------
      23,162            59,010        13,798          95,970

   3,308,461        12,602,773     5,036,470      20,947,704
 -----------      ------------   -----------    ------------
 $ 3,331,623      $ 12,661,783   $ 5,050,268    $ 21,043,674
 ===========      ============   ===========    ============

                           WEYERHAEUSER COMPANY
                        HOURLY 401 (k) PLAN - AWPPW

Statement of Changes in Participants' Equity, with Fund Information for the
                 Year Ended December 31, 1993

                                                      Fund Information
                                         -------------------------------------
                                         Weyerhaeuser
                                           Company        Fixed
                                            Common       Income        Equity
                                           Stock Fund      Fund         Fund         Total
                                         ------------    --------     --------      -------

Participants' equity at beginning of year $ 3,308,461  $ 12,602,773  $ 5,036,470  $ 20,947,704
                                          -----------  ------------  -----------  ------------

Participants' contributions                   827,450     2,963,421    1,629,919     5,420,790
                                          -----------  ------------  -----------  ------------

Net investment income:
   Dividends and interest                     123,476     1,055,683           --     1,179,159
    Gain on sale of investments                    --            --       54,389        54,389
                                          -----------  ------------  -----------  ------------
                                              123,476     1,055,683       54,389     1,233,548
                                          -----------  ------------  -----------  ------------

Realized gain on Weyerhaeuser
  Company common shares distributed
    for  participant  withdrawals               9,023            --           --         9,023
                                          -----------  ------------  -----------  ------------

Unrealized appreciation
  of investments                              739,932            --      535,803      1,275,735
                                          -----------  ------------  -----------  -------------

Transfers between funds                        25,505      (236,769)     211,264             --
                                          -----------  ------------  -----------  -------------

Participant withdrawals                       (92,322)     (660,383)    (168,265)      (920,970)
                                          -----------  ------------  -----------  -------------

Trustee  and investment advisor fees               --       (17,627)      (4,396)       (22,023)
                                          -----------  ------------  -----------  -------------

Participants' equity at end of year       $ 4,941,525  $ 15,707,098  $ 7,295,184   $ 27,943,807
                                          ===========  ============  ===========  =============




The accompanying notes are an integral part of this statement of changes in participants' equity.
- - - - - -3-

                    WEYERHAEUSER COMPANY
                  HOURLY 401 (k) PLAN - AWPPW

                  Notes to Financial Statements
                        December 31, 1993



Note 1. Synopsis of the Plan. The Weyerhaeuser Company Hourly 401(k) Plan - AWPPW (the Plan) was established effective September 1, 1988. Participation in the Plan is voluntary. Any hourly employee of a participating location whose employment is covered by the labor agreement with the AWPPW and who has completed at least
          one   year  of  service  is  eligible  to  participate   in   the
          Plan. Bankers Trust Company acts as trustee in accordance with a Master Trust Agreement dated
          January   1,  1992.   The  Plan  is  subject  to  the  provisions
          of    the    Employee   Retirement   Security   Act    of    1974
          (ERISA).

          The Plan is a "qualified cash or deferred arrangement" (as that term is used in Section 401(k) of the Internal Revenue Code) which allows participants to designate at least 1 percent, but not more than 14 percent, of their wages to be contributed to the Plan by Weyerhaeuser Company (participant contributions). Employees are 100 percent vested in the value of their account. Participant contributions may be suspended under certain circumstances at the participant's request.

          Participants have the option to invest up to 100 percent of their contributions, in 25 percent increments, in any of three investment options:
          Weyerhaeuser   common   shares,   fixed   income   fund    and/or
          equity fund. The fixed income fund is comprised of cash and group annuity contracts. The equity fund is a portfolio of common stocks selected by an investment manager and maintained by the trustee with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

          If    a    participant   has   not   separated   from    service,
          participant   contributions   can   be   withdrawn   only   after
          age 59-1/2 or upon financial hardship.

          Participants who have separated from service and whose vested account balance exceeds $3,500 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. The non-vested portion of the participant's account is forfeited upon distribution of the account. At December 31, 1993, there were $2,373,820 vested account balances related to terminated employees included in the accompanying statement of financial condition.

Note 2.   Federal   Income  Taxes.   A  ruling  has  been   obtained   from
          the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue
          Code   of   1986  (the  Code),  and  as  a  result,   is   exempt
          from federal income taxes under Section 501(a) of the Code. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the Code.
- - - - - -4-

                      WEYERHAEUSER COMPANY
                   HOURLY 401(k) PLAN - AWPPW


Note 3. Expenses. The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the record keeper and external auditing fees. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trustee out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. A fee is paid to the investment manager of the Fixed Income and Equity Funds out of the proceeds of those funds.


Note 4.   Cost   of  Securities.   Securities  in  both  the  Equity   Fund
          and the Weyerhaeuser Company Common Stock Fund are valued at market with costs accounted for on a weighted average basis. Realized gains and losses and unrealized appreciation and depreciation are computed on a current value basis.

Note 5. Participants in Each Fund. As of December 31, 1993, there were 1,523 participants in the Plan with 826 invested in the Equity Fund, 1,244 invested in the Fixed Income Fund and 613 invested in the Weyerhaeuser Company Common Stock Fund.

Note 6.   Fair   Value   of   Investments.   The  following   methods   and
          assumptions   were   used  to  estimate   the   fair   value   of
          each class of financial instruments:

          Short-term       investments.       The      carrying       value
          approximates   fair   value  due  to  the   short   maturity   of
          those instruments.

          Group   Annuity   Contracts.    The  Plan's   administrator   has
          determined that it is not practicable to estimate the fair value of the Plan's group annuity contract holdings given the absence of a market for the trading of existing contracts. Information pertinent to the value of the group annuity contracts, as of December 31, 1993, is as follows:

                Issuer              Percent of Fund   Rates    Maturities
          ------------------------  ---------------  --------  ---------------
          Commonwealth                    13.5%      6.6-8.6%  12/01/97-07/01/98
          Principle Financial Group       11.1%      5.4-8.2%  06/30/98-03/19/99
          Lincoln National                 8.4%      6.3-7.0%  05/07/97-01/31/98
          Hancock                          8.0%      5.9%      09/01/97
          Pacific Mutual                   7.0%      7.5%      10/15/98
          Equitable Life                   6.7%      9.3%      04/29/94
          Confederation Life               6.5%      7.0-8.9%  04/01/96-04/01/98
          Provident National Life          6.1%      7.5%      12/15/97
          Prudential                       5.6%      7.6%      01/31/99
          Metropolitan Life                5.5%      9.3%      06/30/94
          Morgan                           5.3%      7.7%      10/01/97
          Other                           16.3%      6.5-8.9%  06/15/96-04/22/00
                                         -------
                                         100.0%
                                         =======

- - - - - -5-